

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Mr. Robert L. Levy
President and Chief Operating Officer
Centerline Holding Company
100 Church Street
New York, New York 10007

Re: **Centerline Holding Company**
        Transaction Statement on Schedule 13E-3
        Filed on December 28, 2012
        File No. 005-83472

Dear Mr. Levy:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a person other than a natural person, the information called for by selected items must be given with respect to persons having designated relationships with the filing person. You appear to have limited your disclosure in this regard to the trustees and executive officers of Centerline. Please make all disclosures required by the items referenced in General Instruction C with respect to C3 Initial Assets LLC and Related Special Assets LLC, and each member of those entities.

No Appraisal or Dissenters' Rights, page 2

2.   We note your statement that security holders are not entitled to appraisal rights under applicable state law or your organizational documents. If applicable, please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M A.

Special Factors, page 9

3.   Please revise your disclosure throughout to clearly address the differing effects and fairness analysis with respect to the two distinct groups of unaffiliated security holders, discontinued and continuing.

Background of the Transaction, page 9

4.   Please provide more detail regarding the meetings on February 27, 2012 and thereafter, in which the board of directors discussed and approved the transaction. For instance, please identify the representatives who were present, the information presented, and the substance of these discussions.

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Shares, page 16

5.   We note your statement that the transaction will not affect holders of your common shares differently on the basis of affiliate status. However, given that affiliated shareholders by definition will not be cashed out, and that all of your trustees and executive officers own more than 5,000 shares, please revise this statement, and modify the disclosure regarding fairness to address this.

Structure of the Transaction, page 18

6.   Please disclose what advance notice you will give to security holders if you delay the effective date of the transaction. In this regard, we note your statement that security holders have the option to increase or reduce their holdings prior to the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael L. Zuppone, Esq.
        Paul Hastings LLP